Exhibit 99.4

DLA Piper (Canada) LLP Suite 6000, 1 First Canadian Place PO Box 367, 100 King St W Toronto ON M5X 1E2 www.dlapiper.com DLA Piper (Canada) LLP T 416.365.3500 F 416.365.7886

August 20, 2021

We hereby consent to the references to our name on page “iii” and under the headings “Interests of Experts” and “Enforceability of Civil Liabilities”, and to the reference to our statements under the heading “Eligibility for Investment”, in the prospectus supplement dated August 20, 2021 forming a part of the Registration Statement in Form F-10 of HEXO Corp. filed on June 1, 2021.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

/s/ DLA Piper (Canada) LLP

DLA Piper (Canada) LLP

Toronto, Canada

August 20, 2021